VIA EDGAR

May 8, 2018

John Dana Brown, Esq., Attorney Advisor

Anne Parker, Esq., Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	RELX PLC

Registration Statement on Form F-4

File No. 333-223157

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), RELX PLC (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-4, Registration Number 333-223157 (the “Registration Statement”) be accelerated so that it will become effective at 12:00 P.M., New York City time, on May 9, 2018, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Mark Brod of Simpson Thacher & Bartlett LLP at 212-455-2163.

[Signature page follows]

Securities and Exchange Commission	May 8, 2018

Very truly yours,

/s/ Henry A. Udow
Henry A. Udow, Esq.
Chief Legal Officer and Company Secretary RELX PLC

cc:	RELX PLC

Erik Engstrom

Simpson Thacher & Bartlett LLP

Mark Brod, Esq.

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